SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 26, 2025

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated November 26, 2025 “RESULTS OF ANNUAL GENERAL MEETING”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: November 26, 2025    By: /s/ Adriaan Davel
        Name: Adriaan Davel
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

RESULTS OF ANNUAL GENERAL MEETING
DRDGOLD shareholders (“Shareholders”) are advised that the annual general meeting (“AGM”) of Shareholders was held today, 26 November 2025. All the ordinary and special resolutions, as set out in the notice of AGM dated 28 October 2025, were approved by the requisite majority of Shareholders present or represented by proxy at the AGM. Further details regarding the voting results for each of the resolutions are contained below.

All resolutions proposed at the AGM, together with the number and percentage of shares voted, the percentage of shares abstained, as well as the percentage of votes carried for and against each resolution, are as follows:

Ordinary resolution number 1: Appointment of BDO South Africa Inc. (with the designated external audit partner being Jacques Barradas) as the independent external registered auditors of the Company

Shares Voted 772 984 419 89.12%	For 99.96%	Against 0.04%	Abstained 0.11%

Ordinary resolution number 2: Re-election of Mr Timothy Cumming as a director of the Company

Shares Voted 763 938 885 88.07%	For 90.65%	Against 9.35%	Abstained 1.15%

Ordinary resolution number 3: Re-election of Ms Charmel Flemming as a director of the Company

Shares Voted 772 926 129 89.11%	For 98.91%	Against 1.09%	Abstained 0.12%

Ordinary resolution number 4: Election of Mr Andrew Brady as a director of the Company

Shares Voted 772 794 949 89.09%	For 98.16%	Against 1.84%	Abstained 0.13%

Ordinary resolution number 5: Election of Ms Henriette Hooijer as a director of the Company

Shares Voted 772 909 549 89.11%	For 98.65%	Against 1.35%	Abstained 0.12%

Ordinary resolution numbers 6.1 – 6.3: Election of Audit Committee members
Ordinary resolution number 6.1: Election of Mr Johan Holtzhausen (Chairman) as a member of the Audit Committee

Shares Voted 772 785 709 89.09%	For 89.12%	Against 10.88%	Abstained 0.13%

Ordinary resolution number 6.2: Election of Ms Prudence Lebina as a member of the Audit Committee

Shares Voted 772 885 339 89.10%	For 98.91%	Against 1.09%	Abstained 0.12%

Ordinary resolution number 6.3: Election of Ms Charmel Flemming as a member of the Audit Committee

Shares Voted 772 911 219 89.11%	For 98.93%	Against 1.07%	Abstained 0.12%

Ordinary resolution numbers 7.1 – 7.4: Election of Social and Ethics Committee members
Ordinary resolution number 7.1: Election of Mr Edmund Jeneker (Chairman) as a member of the Social and Ethics Committee

Shares Voted 772 717 269 89.08%	For 96.54%	Against 3.46%	Abstained 0.14%

Ordinary resolution number 7.2: Election of Ms Henriette Hooijer as a member of the Social and Ethics Committee

Shares Voted 772 849 379 89.10%	For 99.05%	Against 0.95%	Abstained 0.12%

Ordinary resolution number 7.3: Election of Ms Charmel Flemming as a member of the Social and Ethics Committee

Shares Voted 772 824 209 89.10%	For 98.87%	Against 1.13%	Abstained 0.13%

Ordinary resolution number 7.4: Election of Ms Thoko Mnyango as a member of the Social and Ethics Committee

Shares Voted 772 796 369 89.09%	For 98.84%	Against 1.16%	Abstained 0.13%

Ordinary non-binding advisory resolution number 8: Endorsement of the Company’s Remuneration Policy

Shares Voted 772 659 089 89.08%	For 97.67%	Against 2.33%	Abstained 0.15%

Ordinary non-binding advisory resolution number 9: Endorsement of the Company’s Implementation Report

Shares Voted 772 720 169 89.08%	For 97.72%	Against 2.28%	Abstained 0.14%

Special resolution number 1: General authority to repurchase issued securities

Shares Voted 772 920 839 89.11%	For 90.35%	Against 9.65%	Abstained 0.12%

Special resolution number 2: Approval of non-executive directors’ remuneration

Shares Voted 772 597 719 89.07%	For 99.11%	Against 0.89%	Abstained 0.15%

Notes:
–Percentages of shares voted and abstained are calculated in relation to the total issued share capital of DRDGOLD.
–Percentages of shares voted for and against are calculated in relation to the total number of shares voted for each resolution.

Johannesburg
26 November 2025

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